Exhibit 2.2

EXECUTION VERSION

SUBSCRIPTION AGREEMENT

FOR

SERIES A NON-VOTING NON-CONVERTIBLE PREFERRED STOCK

This SUBSCRIPTION AGREEMENT (this “Agreement”) is dated as of April 29, 2014, and is made by and between Pepco Holdings, Inc., a Delaware corporation (the “Company”) and Exelon Corporation, a Pennsylvania corporation (“Purchaser” and collectively with the Company, the “Parties”).

RECITALS:

WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among the Company, Purchaser and Purple Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Purchaser (“Merger Sub”), Purchaser agreed to subscribe for up to 18,000 shares of Series A Non-Voting Non-Convertible Preferred Stock, par value $0.01 per share, to be issued by the Company (the “Preferred Shares”);

WHEREAS, Purchaser wishes to subscribe for, and the Company wishes to issue to Purchaser, the Preferred Shares at a price per Preferred Share equal to the Preferred Share Issue Price (as defined below), pursuant to the terms and subject to the conditions set forth below; and

WHEREAS, the Parties agree that the transactions contemplated by this agreement are being entered into solely (i) for purposes of effecting the payment of the Parent Termination Fee (as such term is defined in the Merger Agreement) of up to $180,000,000 to the Company (or, as applicable, the return of such Parent Termination Fee (as such term is defined in the Merger Agreement) to the Purchaser) based on the occurrence of certain events described in the Merger Agreement and (ii) as an inducement for the Company to enter into the Merger Agreement with the Purchaser and Merger Sub, and that the Company would not have entered into the Merger Agreement but for the execution and performance by the Purchaser of this Agreement.

NOW, THEREFORE, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Bankruptcy and Equity Exception” has the meaning given in Section 3.1(b).

“Business Day” means any weekday that is not a legal holiday in New York, New York and is not a day on which banking institutions in New York, New York are authorized or required by law or regulation to be closed.

“Certificate of Designation” has the meaning given in Section 4.1(f).

“Closing” has the meaning given in Section 2.2(b).

“Closing Date” has the meaning given in Section 2.1(b).

“Company” has the meaning given in the Preamble.

“Company Material Adverse Effect” has the meaning given in the Merger Agreement.

“Contract” has the meaning given in Section 3.1(c).

“Governmental Entity” means any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity.

“Initial Closing Date” has the meaning given in Section 2.1(a).

“Law” means any federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity.

“Merger Agreement” has the meaning given in the Recitals.

“Merger Agreement Closing” means the “Closing” (as such term is defined in the Merger Agreement).

“Merger Sub” has the meaning given in the Recitals.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Preferred Share Issue Price” has the meaning given in Section 2.1(a).

“Preferred Shares” has the meaning given in the Recitals.

“Purchaser” has the meaning given in the Preamble.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Subsequent Closing Date” has the meaning given in Section 2.1(b).

ARTICLE II

SUBSCRIPTION

Section 2.1 Subscription.

(a) Initial Subscription. Subject to Section 2.3, the Company agrees to issue 9,000 Preferred Shares to the Purchaser on the first Business Day following the date hereof (the “Initial Closing Date”), and the Purchaser agrees to subscribe and pay for each of such 9,000 Preferred Shares, at a price per Preferred Share equal to the Preferred Share Issue Price, on the first Business Day following the date hereof (the time of such initial purchase, the “Initial Closing”). The issue price for the Preferred Shares shall be $10,000 per share (the “Preferred Share Issue Price”). The Preferred Shares issued on the Initial Closing Date shall, on such date, be (i) registered in the name of the Purchaser on the books of the Company (reflecting that the Purchaser is the original subscriber for the Preferred Shares and received the Preferred Shares upon original issuance) and (ii) delivered or caused to be delivered to the Purchaser in the form of one or more stock certificates representing the Preferred Shares.

(b) Subsequent Subscriptions. Subject to Section 2.3, on the date that is 90 calendar days after the Initial Closing Date, and every 90 calendar days thereafter (each such date (or such other date as may be agreed by the Parties), a “Subsequent Closing Date” and together with the Initial Closing Date, the “Closing Dates”) until the earliest of (i) a total of 18,000 Preferred Shares having been issued by the Company and purchased by the Purchaser under this Agreement, (ii) the Merger Agreement Closing having occurred and (iii) a Regulatory Failure Merger Agreement Termination Event (as such term is defined in the Certificate of Designation) or an Other Merger Agreement Termination Event (as such term is defined in the Certificate of Designation) having occurred, the Company agrees to issue a further 1,800 Preferred Shares to the Purchaser at a price per Preferred Share equal to the Preferred Share Issue Price, and the Purchaser agrees to subscribe and pay for each of such further 1,800 Preferred Shares, at a price per Preferred Share equal to the Preferred Share Issue Price, on each such Subsequent Closing Date. On each Subsequent Closing Date, the Preferred Shares purchased by the Purchaser on such Subsequent Closing Date shall be (x) registered in the name of the Purchaser on the books of the Company (reflecting that the Purchaser is the original subscriber for the Preferred Shares and received the Preferred Shares upon original issuance) and (y) delivered or caused to be delivered to the Purchaser in the form of one or more stock certificates representing the Preferred Shares.

Section 2.2 Closing Mechanics. (a) On each Closing Date, against receipt from the Purchaser of the full Preferred Share Issue Price in respect of each Preferred Share to be purchased on such Closing Date pursuant to the applicable of Section 2.1(a) and Section 2.1(b) (which shall be paid to the Company account described in Section 5.5, in the manner described in Section 5.5), the Company shall issue to the Purchaser the amount of the Preferred Shares to be purchased on such Closing Date pursuant to the applicable of Section 2.1(a) and Section 2.1(b), registered in the name of the Purchaser, free from all liens.

(b) The closing for each subscription for Preferred Shares pursuant to Section 2.1 (each, a “Closing”) shall be held at the offices of Sullivan & Cromwell LLP, located at 125 Broad Street, New York, New York 10004 or at such other place as may be agreed by the

Parties, on the applicable Closing Date for such subscription. If any Closing would otherwise occur pursuant to Section 2.1 on a day that is not a Business Day, such Closing, and the related Closing Date, shall be postponed until the first Business Day following such non-Business Day.

(c) All proceedings to be taken and all documents to be executed and delivered by all Parties at a Closing shall be deemed to have been taken and executed and delivered simultaneously at such Closing, and no proceedings shall be deemed taken nor any documents executed or delivered at such Closing until all have been taken, executed and delivered.

(d) The Company shall file the Certificate of Designation with the Secretary of State of the State of Delaware on or before the Initial Closing.

Section 2.3 Conditions Precedent.

(a) The obligation of the Company to consummate each Closing shall be subject to the following conditions:

(i) Representations and Warranties. The representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects on the applicable Closing Date.

(ii) Compliance with Law. No applicable Law or requirement of any Governmental Entity of competent jurisdiction shall be in effect on the applicable Closing Date which prohibits, restrains or invalidates the consummation of any of the transactions contemplated by this Agreement.

(iii) Merger Agreement. The Merger Agreement shall be in full force and effect, and shall not have been terminated in accordance with its terms.

(b) The obligation of the Purchaser to consummate each Closing shall be subject to the following conditions:

(i) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects on the applicable Closing Date.

(ii) Compliance with Law. No applicable Law or requirement of any Governmental Entity of competent jurisdiction shall be in effect on the applicable Closing Date which prohibits, restrains or invalidates the consummation of any of the transactions contemplated by this Agreement.

(iii) Merger Agreement. The Merger Agreement shall be in full force and effect, and shall not have been terminated in accordance with its terms.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Company. On each Closing Date, the Company represents and warrants to the Purchaser that:

(a) The Company is a legal entity duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or similar entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(b) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and to perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(c) The execution, delivery and performance of this Agreement by the Company do not constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or bylaws of the Company, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations under, or the creation of a lien on any of the assets of the Company pursuant to, any material agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (each, a “Contract”), not otherwise terminable by the other party thereto on 90 days’ or less notice without penalty, that is binding upon the Company or (C) a violation of any Law to which the Company is subject, except, in the case of clause (B) or (C) of this Section 3.1(c), for any such breach, violation, termination, default, creation, acceleration or change that, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect.

(d) No action or proceeding of or before any court or administrative tribunal has been commenced or (to the Company’s knowledge) is threatened that would reasonably be expected to have a material adverse effect on the ability of the Company to perform its obligations under this Agreement.

(e) The Preferred Shares being purchased at such Closing have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Agreement, will be validly issued, fully paid and non-assessable.

Section 3.2 Representations and Warranties of the Purchaser. On each Closing Date, the Purchaser represents and warrants to the Company that:

(a) The Purchaser is a legal entity duly organized, validly existing and in good standing under the Laws of the State of Pennsylvania and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or similar entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or impair the ability of the Purchaser to consummate the transactions contemplated by this Agreement.

(b) The Purchaser has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and to perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) The execution, delivery and performance of this Agreement by the Purchaser do not constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or bylaws of the Purchaser, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations under, or the creation of a lien on any of the assets of the Purchaser pursuant to, any material Contract binding upon the Purchaser or (C) a violation of any Law to which the Purchaser is subject, except, in the case of clause (B) or (C) of this Section 3.2(c), for any breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of the Purchaser to consummate the transactions contemplated by this Agreement.

(d) No action or proceeding of or before any court or administrative tribunal has been commenced or (to the Purchaser’s knowledge) is threatened that would reasonably be expected to have a material adverse effect on the ability of the Purchaser to perform its obligations under this Agreement.

(e) The Purchaser is an “accredited investor” as such term is defined in Rule 501(a) promulgated pursuant to the Securities Act.

ARTICLE IV

ACKNOWLEDGMENTS

Section 4.1 Acknowledgments. The Purchaser understands, agrees and acknowledges the following:

(a) It has sufficient knowledge, skill, experience and professional advice to make its own evaluation of the merits and risks of investment in the Preferred Shares and is not relying on the views, advice or recommendations of the Company or any of its Affiliates in that regard and has been given the opportunity to conduct its own investigation regarding the Company and to ask such questions and receive such information concerning the Company as it has deemed necessary or advisable to make its investment decision. The Purchaser confirms that neither the Company nor its Affiliates has (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Preferred Shares or (ii) made any representation to the Purchaser regarding the legality of an investment in the Preferred Shares under applicable legal investment or similar laws or regulations, and the Purchaser, together with its professional advisers, has considered the suitability of the Preferred Shares as an investment in light of its own circumstances and financial condition and the Purchaser is able to bear the risks associated with an investment in the Preferred Shares. THE PURCHASE OF THE PREFERRED SHARES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

(b) The subscription of the Preferred Shares by the Purchaser will be for its own account.

(c) It is not acquiring the Preferred Shares with a view to distribution thereof or with any present intention of offering or selling the Preferred Shares or any interest therein except as otherwise provided or permitted by this Agreement.

(d) The Preferred Shares have not been and will not be registered under the Securities Act, and, the Preferred Shares may not be offered, reoffered, sold, assigned, transferred, pledged, encumbered, hypothecated, granted or otherwise disposed of. The Preferred Shares are non-transferrable, except as expressly permitted pursuant to the redemption provisions of Section 6 of the Certificate of Designation, as the same may be amended from time to time. The Purchaser may not offer, reoffer, sell, assign, transfer, pledge, encumber, hypothecate, grant or otherwise dispose of any of the Preferred Shares, and the Purchaser shall not enter into any agreement to do any of the foregoing. Any transfer or purported transfer of Preferred Shares in violation of this Section 4.1(d) shall be null, void and of no effect.

(e) It has received, reviewed and had the opportunity to comment on the certificate of designation for the Preferred Shares (in the form attached hereto, the “Certificate of Designation”), and is aware of (i) the limited nature of the Preferred Share privileges and rights (including that holders of Preferred Shares may not vote, that the preferred shares are not transferrable, that the Preferred Shares may only be redeemed as set forth in the Certificate of Designation and that the Preferred Shares will be redeemed for $0.01 per Preferred Share in the event of a Regulatory Failure Merger Agreement Termination Event (as such term is defined in the Certificate of Designation) set forth therein and (ii) the qualifications, limitations or restrictions on the Preferred Shares set forth therein;

(f) each of the share certificates representing the Preferred Shares shall bear, and shall be subject to the restrictions indicated in, the following legend:

“THIS SECURITY HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (TOGETHER WITH THE RULES AND REGULATIONS PROMULGATED THEREUNDER, THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION.

THE SERIES A PREFERRED STOCK IS NON-TRANSFERRABLE, EXCEPT AS EXPRESSLY PERMITTED PURSUANT TO THE REDEMPTION PROVISIONS OF SECTION 6 OF THE CERTIFICATE OF DESIGNATION, AS THE SAME MAY BE AMENDED FROM TIME TO TIME. NO HOLDER MAY OFFER, REOFFER, SELL, ASSIGN TRANSFER, PLEDGE, ENCUMBER, HYPOTHECATE, GRANT OR OTHERWISE DISPOSE OF ANY OF THE SHARES OF SERIES A PREFERRED STOCK, AND NO HOLDER SHALL ENTER INTO ANY AGREEMENT TO DO ANY OF THE FOREGOING. ANY TRANSFER OR PURPORTED TRANSFER OF SERIES A PREFERRED STOCK IN VIOLATION OF THE FOREGOING RESTRICTIONS SHALL BE NULL, VOID AND OF NO EFFECT.”

ARTICLE V

MISCELLANEOUS

Section 5.1 Notices. Any notice, request, instruction or other document to be given hereunder by any Party to the other shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile, email or overnight courier:

If to the Purchaser:

10 S. Dearborn

Corporate Headquarters, 54th Floor

Chicago, IL 60603

Attention: General Counsel

Email: darryl.bradford@exeloncorp.com

Fax: (312) 394-2368

with a copy to:

Kirkland & Ellis LLP,

655 Fifteenth St, N.W.

Attention: George P. Stamas

Email: gstamas@kirkland.com

Fax: (202) 879-5200

If to the Company:

701 Ninth Street, N.W.

Washington, DC 20068

Attention: Kevin C. Fitzgerald

Email: kcfitzerald@pepcoholdings.com

Fax: (202) 331-6485

with a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention: Joseph B. Frumkin

Audra D. Cohen

Fax: (212) 558-3588

Email: frumkinj@sullcrom.com

cohena@sullcrom.com

or to such other persons or addresses as may be designated in writing by the Party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving Party upon actual receipt, if delivered personally; three business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission, if sent by facsimile or email (provided that if given by facsimile or email such notice, request, instruction or other document shall be followed up within one business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

Section 5.2 Assignments. Neither this Agreement nor any of the rights granted herein, nor any of the other interests and obligations created hereunder, may be transferred, assigned or delegated by any Party hereto without the prior written consent of each Party and any purported transfer, assignment or delegation without such consent shall be void.

Section 5.3 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. The Parties irrevocably submit to the personal jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such a Delaware State or Federal court. The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 5.1 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.3.

(c) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, this being in addition to any other remedy to which such Party is entitled at law or in equity.

Section 5.4 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 5.5 Payment Methods. All payments to be made to the Company pursuant to this Agreement shall, unless otherwise specified by the Company in writing, be made in U.S. dollars in immediately available funds to the account provided to the Purchaser as of the date hereof.

Section 5.6 Entire Agreement. This Agreement (together with the Merger Agreement, the Company Disclosure Letter and the Parent Disclosure Letter (as such terms are defined in the Merger Agreement) and the Confidentiality Agreement (as such term is defined in the Merger Agreement)) and the other agreements entered into in connection with preserving the confidentiality of information, constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT AND THE MERGER AGREEMENT, NEITHER THE PURCHASER NOR THE COMPANY MAKES OR RELIES ON ANY OTHER REPRESENTATIONS, WARRANTIES OR INDUCEMENTS, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS, WARRANTIES OR INDUCEMENTS, EXPRESS OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

Section 5.7 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

Section 5.8 Further Assurances. From time to time after the date hereof, each Party hereto shall execute and deliver, or cause to be executed and delivered, such documents to any other Party hereto as such other party shall reasonably request in order to give full effect to the transactions contemplated by this Agreement.

Section 5.9 Modification or Amendment. Subject to the provisions of the applicable Laws, the Parties hereto may modify or amend this Agreement by written agreement executed and delivered by duly authorized officers of the respective Parties.

Section 5.10 Binding Effect; No Third-Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the Parties, and their respective successors, legal representatives and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the Parties hereto and their respective successors, legal representatives and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 5.11 Remedies, Waivers. No failure to exercise, nor any delay in exercising, on the part of any Party hereto any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

Section 5.12 Interpretation; Construction. (a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 5.13 No Rescission. Notwithstanding anything to the contrary contained herein, no breach of any representation, warranty, covenant or agreement contained herein (or any other fact, matter or circumstance), shall give rise to any right on the part of any Party to rescind the purchase and sale of any Preferred Shares following the Closing with respect to such Preferred Shares.

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IN WITNESS WHEREOF, the Parties have executed this Subscription Agreement as of the date first written above.

PEPCO HOLDINGS, INC.

By:	/s/ Joseph M. Rigby
Name:	Joseph M. Rigby
Title:	Chairman of the Board, President and Chief Executive Officer

EXELON CORPORATION

By:	/s/ William A. Von Hoene, Jr.
Name:	William A. Von Hoene, Jr.
Title:	Senior Executive Vice President and Chief Strategy Officer

[Signature Page to the Series A Non-Voting Non-Convertible Preferred Shares Subscription Agreement]